Solo Brands, Inc.

1070 S. Kimball Ave, Suite 121

Southlake, TX 76092

October 25, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Sergio Chinos

Jay Ingram

Re:	Solo Brands, Inc.

Registration Statement on Form S-1 (Registration No. 333-260026)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-238307) (the “Registration Statement”) of Solo Brands, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Wednesday, October 27, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Adam Gelardi at (212) 906-1329.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Adam Gelardi of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,

Solo Brands, Inc.

By:	/s/ Kent Christensen
Name: Kent Christensen
Title: General Counsel

cc:	John Merris, Solo Brands, Inc.

Ian D. Schuman Esq., Latham & Watkins LLP

John H. Chory, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP

Thomas Holden, Esq., Ropes & Gray LLP